Guggenheim Funds Distributors, Inc.
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                               December 14, 2011


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 847
             Guggenheim Balanced Income Builder Portfolio, Series 1
                              File No. 333-177887
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Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on December 9, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 847, filed with the Securities and Exchange Commission (the "Commission") on November 10, 2011. The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

Comment 1

     Please add disclosure to the "Principal Investment Strategy" section in the Prospectus that describes the Trust's investment in common stocks of real estate investment trusts.

Response to Comment 1

     The Prospectus has been revised to include the following disclosure in the second paragraph under "Principal Investment Strategy":

     "Certain of the common stocks included in the trust portfolio are issued by real estate investment trusts ("REITs"). Please see "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in REITs."

     Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

                                                                Sincerely yours,

                                                          Chapman and Cutler llp

                                                         By: /s/ Mark Czarniecki

                                                                 Mark Czarniecki